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                              June 29, 2021

       Dan Ishaki
       Chief Executive Officer and Chairman of the Board
       Greenery Map, Inc.
       11554 Lampeter Ct
       Las Vegas, NV 89138

                                                        Re: Greenery Map, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed June 14, 2021
                                                            File No. 024-11527

       Dear Mr. Ishaki:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2021 letter.

       Amendment No. 2 to Form 1-A filed June 14, 2021

       Part I - Notification, page i

   1. In Part I of your offering statement, you indicate by check box that you will be conducting a best efforts
offering, but then under "Anticipated fees in connection with this offering and names of
service providers," you list that you anticipate paying $500,000 to
                                                        Puf Creativ as an
underwriter. We note further that the cover page of your offering circular states that
you are offering the shares on a best efforts basis and there will be no underwriter or
underwriter commissions for this offering, although the company reserves the right to use the
services of a placement agent. Please revise to clarify the underwriting arrangements, if any,
for this offering. To the extent shares are to be offered through an underwriter, please
provide the information required by Item 5 of Part II of Form 1-A and
 Dan Ishaki
Greenery Map, Inc.
June 29, 2021
Page 2
      file the underwriting agreement as an exhibit.
Offering Circular Cover Page, page ii

2. We note the revisions made in response to prior comment 1 issued in our letter dated June
      2, 2021. As you have done elsewhere in the offering circular, please revise disclosure on your cover page to reflect that the offering will be made on a pro rata basis among the company and the selling stockholders, such that proceeds will go approximately 90% to the company and 10% to the selling stockholders, instead of 77% and 23%, respectively, as currently disclosed.
Exhibits

3. We refer to the legality opinion filed as Exhibit 12.1. Please obtain and file a revised legality opinion that also covers the shares being offered by the selling shareholders.
      Please contact Katherine Wray, Staff Attorney, at 202-551-3483 or Jan Woo, Legal
Branch Chief, at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameDan Ishaki
                                                            Division of
Corporation Finance
Comapany NameGreenery Map, Inc.
                                                            Office of
Technology
June 29, 2021 Page 2
cc:       Chris B
FirstName LastName